Via EDGAR Submission

November 16, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IN8bio, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-249530)

Ladies and Gentlemen:

As the Representative of the several underwriters of the Company’s proposed initial public offering of common stock, we respectfully withdraw our request for acceleration of the effectiveness of the Registration Statement on Form S-1 (File No. 333-249530), set forth in a letter dated November 9, 2020.

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Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

As Representative of the several underwriters.

cc: Nathan Ajiashvili, Partner, Latham & Watkins LLP

[Signature Page to Acceleration Withdrawal Request]